CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

June 18, 2019

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration

CLPS Incorporation - Registration Statement on Form F-3

SEC File No. 333-231812

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), CLPS Incorporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-3 (File No. 333-231812) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on June 20, 2019, or as soon thereafter as practicable.

Very truly yours, CLPS Incorporation /s/ Raymond Ming Hui Lin Name: Raymond Ming Hui Lin Title: Chief Executive Officer